Mail Stop 3561

April 9, 2008

David W. Trego
President and Chief Executive Officer
UGI Utilities, Inc.
100 Kachel Boulevard, Suite 400
Green Hills Corporate Center
Reading, PA 19607

       Re: **UGI Utilities, Inc.**
           Form 10-K for Fiscal Year Ended September 30, 2007
           Filed November 29, 2007
           Form 10-Q for the Fiscal Quarter Ended December 31, 2007
           Filed February 8, 2008
           File No. 1-1398

Dear Mr. Trego:

     We have completed our review of your Form 10-K for the fiscal year ended September 30, 2007 and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director